UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File #001-35149

A.            Full title of Plan and the address of the Plan, if different from that of the issuer named below:

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNIVERSAL AMERICAN CORP.

44 South Broadway, Suite 1200, White Plains, NY 10601

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of Universal American Corp. 401(K) Savings Plan

New York, New York

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of Universal American Corp. 401(K) Savings Plan (the “Plan”) as of December 31, 2015 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2014, was audited by other auditors whose report, dated June 22, 2015, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2015, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 27, 2016

Report of Independent Registered Public Accounting Firm

The Plan Trustees of Universal American Corp. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Universal American Corp. 401(k) Savings Plan as of December 31, 2014. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Universal American Corp. 401(k) Savings Plan at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

June 22, 2015

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
	(in thousands)
ASSETS
Investments:
Registered investment companies	$53,481	$65,557
Employer securities - company stock fund	10,056	12,191
Collective investment trust - fully benefit-responsive investment contracts	9,011	10,454
Collective investment trusts - other than fully benefit-responsive investment contracts	1,537	1,578
Total investments at fair value	74,085	89,780
Notes receivable from participants	1,282	1,650
Total assets	75,367	91,430
LIABILITIES
Accrued administrative expenses	(198)	(90)
Net assets available for benefits reflecting all investments at fair value	75,169	91,340
Adjustment from fair value to contract value for interest in collective investment trust - fully benefit-responsive investment contracts	(45)	(143)
Net assets available for benefits	$75,124	$91,197

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands)

Additions
Investment loss:
Net (depreciation) appreciation in fair value of investments:
Registered investment companies	$(1,054)
Employer securities - company stock fund	(1,991)
Collective investment trusts	70
Subtotal	(2,975)
Dividends	760
Other	199
Total investment loss	(2,016)
Interest income on notes receivable from participants	61
Contributions:
Employer contributions	2,180
Participant contributions	5,682
Participant rollovers	236
Total contributions	8,098
Total additions	6,143
Deductions
Benefits paid to participants	21,954
Administrative expenses	262
Total deductions	22,216
Net decrease	(16,073)
Net assets available for benefits:
Beginning of year	91,197
End of year	$75,124

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

Effective April 1, 1992, Universal American Corp. (hereafter referred to as the “Company”, “we,” “our” and “us”) adopted the Universal American Corp. 401(k) Savings Plan (hereafter called the “Plan”), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan description below provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration

The Company is the Plan Sponsor and Administrator. The Administrator is the named fiduciary that is responsible for execution of the Plan’s provisions, construction, required record keeping, and directing and advising the Plan Trustee regarding investment and payment procedures.  The Administrator is also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations. The Board of Directors of the Company has appointed the 401(k) Committee, comprised of officers of the Company, to control and manage the operation and administration of the Plan. Wells Fargo Institutional Retirement and Trust, a business unit of Wells Fargo Bank, N.A., also known as Wells Fargo, serves as Plan Trustee and Recordkeeper.,

Administrative Costs

Permitted administrative expenses are paid by the Plan.  The Company pays all other costs of operating the Plan.

Plan Amendment

On April 28, 2015, prior to the sale of the Company’s APS Healthcare domestic operating subsidiaries to KEPRO, Inc., the Plan was amended to provide that employees who remained as employees of the sold entities after completion of the sale should be considered to have severed their employment under the Plan, thereby qualifying for a distribution under the Plan.

This amendment allowed Plan participants who became KEPRO, Inc. employees to have the option to (i) roll over their balance to a qualified IRA or to the KEPRO Plan, (ii) leave their funds in the Plan subject to minimum balance requirements, or (iii) take a personal distribution. Employee participants with an outstanding loan balance who choose to roll over their balance to the KEPRO Plan were also allowed to transfer their loan balance to the KEPRO Plan.

Participation in the Plan

Any employee who has completed thirty days of service and has attained age 18 shall be eligible to participate in the Plan.  Employees are eligible to participate on the first day of the month following the date the employee has met the eligibility requirements.  Non-resident employees who receive no earned income from Company sources within the United States are not eligible to participate in the Plan.  An employee ceases to be a participant if they cease employment for any reason (including death or retirement), or if the Company ceases to exist.  If a person no longer meets the requirements for participation while they are an employee, they shall remain a participant but shall not be entitled to a share of any Company contributions and may not make elective contributions until Plan requirements are met.

Contributions

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of their eligible compensation to a variety of funds, including the Company’s common stock fund.  The maximum contribution allowed for 2015 was $18,000.  Participants who were fifty years or older were also allowed to make an additional $6,000 catch-up contribution for a total of $24,000. Participants were also able to contribute distributions from any tax qualified plan under Code Section 401(a), or from any other plans from which distributions are eligible to be rolled over into this Plan pursuant to the Code.

The Company may match participants’ contributions with employer discretionary matching contributions to the Company’s common stock fund.

During 2015, the Company’s discretionary matching contribution was equal to 100% of the first 1% of eligible salary contributed to the Plan by the participant and 50% of the next 4% of eligible salary contributed to the Plan by the participant, with a maximum match contribution of 3% of compensation (up to $7,950), based on maximum compensation limits.

The Company may also make qualified non-elective contributions to employees related to ERISA top-heavy rules. In the event that such contributions are required, the Company will contribute to the Plan the amount necessary, if any, to provide the required top-heavy minimum benefits. There were no such contributions made during the year ended December 31, 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocation of the employer discretionary matching contribution and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant account balances, or earnings, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  The participants’ account balances that are reflected in the total asset value of the Plan are not the same as the total participants’ vested benefits, as all participants are not fully vested.

Vesting

The entire interest of a participant in their elective contribution and any qualified non-elective contribution accounts plus actual earnings thereon is 100% vested at all times.  The interest of a participant in their employer discretionary matching contribution accounts vest 25% after two years of service and 25% more per year thereafter, with 100% vesting after five years of service. Additionally, the entire interest of a participant in their employer discretionary matching contribution accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan.  Upon full or partial termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested.  If a person ceases to be a participant for any reason, and their entire interest in their employer discretionary matching contribution accounts has not become fully vested, the non-vested portions of these accounts are forfeited.

Investment Options

Amounts credited to participants’ accounts under the Plan are invested by the Company-appointed 401(k) committee. Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options.  At December 31, 2015, these options consist of various equity and bond mutual funds, three collective investment trusts and the Company’s common stock, a qualifying employer security.

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his vested interest in any investment fund(s) transferred to any other investment fund(s).

Participant Loans

The Administrator may permit a participant to borrow from the Plan an amount equal to between $1,000 and generally 50% of the value of their vested interest, but they may not borrow, in the aggregate, an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made.  The loan shall bear a reasonable rate of interest, be adequately secured and must be repaid within five years, unless the loan is used to acquire a principal residence.  The participant must direct the Company to withhold from each payroll and pay to the Plan an amount sufficient to repay the loan over its term.  If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Plan.  A participant may not apply for a loan while they have another loan outstanding.

As of December 31, 2015 and 2014, participants had outstanding loan balances totaling approximately $1.3 million and $1.7 million, respectively. These loans have various maturity dates, with interest rates ranging from 4.25% to 5.00% as of December 31, 2015.

Payment of Benefits

Unless the participant otherwise elects, they normally shall start to receive benefits not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

a.)  participant’s attainment of age 65;

b.)  participant’s attainment of their tenth year in the Plan;

c.)  termination of participant’s employment.

Benefits are generally payable in a lump sum.  Participants generally will have their entire balance distributed no later than April 1 following the calendar year in which they attain age 70 ½, or if later, in the year in which they retire.  In cases of hardship, the participant may have a portion of their vested interest distributed to them.  Upon attainment of age 59 ½, they may elect in writing to receive a single sum of their entire interest while continuing to stay in the Plan.  If a participant dies, their beneficiary shall be paid a lump sum amount.  If they elect to not receive a distribution of their vested interest as of the date they cease to be a participant, any amount of their Company contribution account in excess of their vested interest shall be forfeited.  The participant may elect to have any portion of their benefits directly transferred to an eligible retirement plan.

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $5,000 may elect to receive either a lump-sum or may elect installment payments over a period not more than their assumed life expectancy. A participant whose vested account balance is $5,000 or less will receive an immediate lump-sum distribution equal to their vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Subsequent to receipt of a hardship withdrawal, an employee may not make any salary deferrals for at least six months.

Forfeited Accounts

Upon termination of employment, participants forfeit their non-vested balances. If a participant is rehired within the period specified in the Plan documents, the participant’s forfeited contribution will be restored, unadjusted for any gains or losses. If the break in service is greater than the period specified, the participant’s forfeiture will not be restored upon re-hire. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer discretionary matching contributions. Forfeited non-vested accounts totaled $1.0 million and $0.8 million at December 31, 2015 and 2014, respectively.  These accounts will be used to reduce future employer contributions.  During the year ended December 31, 2015, employer contributions were reduced by $0.1 million from forfeitures.

Company Stock Fund

The Plan invests in common stock of the Company through its Company stock fund. The Company stock fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends are reinvested into shares of Company stock. All employer matching contributions are directed to the Company stock fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States, known as GAAP, and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes.  Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities, including registered investment companies, company stock and collective investment trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Included in investments at December 31, 2015 and 2014 are shares of the Company’s common stock amounting to approximately $10.1 million and $12.2 million, respectively, which represents 14% of total investments for both years. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully-benefit responsive contracts which are stated at contract value, as discussed below. Shares of registered investment companies are valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end. The Universal American Corp. company stock fund is valued at net asset value, which is based on the quoted market price of Universal American Corp. common stock determined on an active market.

The Plan invests in the Wells Fargo Stable Return Fund N15 (“N15 fund”), a collective investment trust. As of December 31, 2015 and 2014, the N15 fund invested all its assets in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A., which invests in fully benefit-responsive investment contracts. The N15 fund does not invest directly in fully benefit-responsive contracts, and therefore is not required to include in their financial statements the disclosure requirements for stable value investment funds. This fund is recorded at fair value, which is based upon the net asset value of the collective investment trust; however, since the underlying contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. The use of net asset value as fair value is deemed appropriate as the collective investment trust does not have a finite life, unfunded commitments relating to this type of investment, or restrictions on redemptions. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Shares of collective investment trusts — other than fully benefit-responsive investment contracts are stated at fair value. This fair value has been estimated using the unit value per share provided by their administrator. The unit values are based on the fair value of underlying assets owned by the collective investment trusts, minus liabilities, divided by the units outstanding. The unit value is not a publicly quoted price in an active market. There are currently no redemption restrictions on these investments.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent employee loans and are valued at their outstanding principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. There we no participants who elected to withdraw from the Plan, but had not yet been paid at December 31, 2015.

Delinquent Participant Contributions and Corrective Actions

During 2014, the Company failed to transmit certain participant contributions to the Plan in the amount of $461.00 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. On June 16, 2016, the Company corrected the delinquent participant contributions to the Plan and reimbursed the Plan for lost earnings.

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for fiscal years beginning after December 31, 2015 with early adoption permitted. We do not expect adoption of ASU 2015-07 to have a significant impact on the Plan’s financial position.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively. We do not expect adoption of ASU 2015-12 to have a significant impact on the Plan’s financial position.

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  The Company also has the right or obligation to amend the Plan.

NOTE 4 - INCOME TAX STATUS

The Plan has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan has received an advisory letter from the IRS dated March 26, 2010 stating that the written form of the volume submitter document is qualified under Section 401(a) of the Code. Any employer adopting the volume submitter plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes that the Plan has been designed to comply with the requirement of the Code and has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 5 - CONTRIBUTION INCOME

Participant contributions during 2015 totaled $5.9 million and originated from the participants’ salary deferral contributions of $5.7 million and from participants’ rollover contributions of $0.2 million.

Employer contributions during 2015 amounted to $2.2 million.  All of the Employer contributions are deposited to the Universal American Corp. - Company Stock Fund.  Participants cannot direct the investment alternatives for the Employer contributions until they are vested.

NOTE 6 - INVESTMENTS

The following schedule presents investments that represent 5% or more of the net assets of the Plan at December 31:

Description	2015	2014
	(in thousands)
Registered investment companies
American Century One Choice Tg Date Port 2020 I	$6,522	$8,479
American Century One Choice Tg Date Port 2030 I	*	4,707
JP Morgan Large Cap Growth A	5,819	6,610
Prudential Jennison Mid-Cap Growth A	*	4,664
Vanguard S&P 500 Index	4,857	5,578

Employer securities (#)
Universal American Corp. - Company Stock Fund **	10,056	12,191

Collective investment trust (#)
Wells Fargo Stable Return Fund N15, at contract value (fair value: 2015, $9,011; 2014, $10,454)	8,966	10,311

*                 Investment was less than 5% of net assets on date indicated.

**          Nonparticipant-directed.

#                 Represent parties-in-interest.

NOTE 7 - FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosure, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•  Quoted prices for similar assets or liabilities in active markets;

•  Quoted prices for identical or similar assets or liabilities in inactive markets;

•  Inputs other than quoted prices that are observable for the asset or liability;

•  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

See Note 2 for valuation methodologies used for assets measured at fair value. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels during the years ended December 31, 2015 or 2014.

The following table sets forth the Plan’s investments carried at fair value by ASC 820 hierarchy level as of December 31 (in thousands):

2015	Total	Level 1	Level 2
Registered investment companies:
Intermediate/Long-term bond funds	$4,035	$4,035	$—
Large Cap funds	15,488	15,488	—
Small/Mid Cap funds	10,944	10,944	—
International funds	2,866	2,866	—
Other funds	20,148	20,148	—
Total registered investment companies	53,481	53,481	—
Employer securities — company stock fund (1)	10,056	10,056	—
Collective investment trust - fully benefit-responsive investment contracts	9,011	—	9,011
Collective investment trusts - other than fully benefit-responsive investment contracts	1,537	—	1,537
Total investments at fair value	$74,085	$63,537	$10,548

2014	Total	Level 1	Level 2
Registered investment companies:
Intermediate/Long-term bond funds	$5,325	$5,325	$—
Large Cap funds	18,072	18,072	—
Small/Mid Cap funds	14,221	14,221	—
International funds	3,542	3,542	—
Other funds	24,397	24,397	—
Total registered investment companies	65,557	65,557	—
Employer securities — company stock fund (1)	12,191	12,191	—
Collective investment trust - fully benefit-responsive investment contracts	10,454	—	10,454
Collective investment trusts - other than fully benefit-responsive investment contracts	1,578	—	1,578
Total investments at fair value	$89,780	$77,748	$12,032

(1)         This fund consists primarily of employer securities with an insignificant portion of cash equivalents for liquidity purposes.

NOTE 8 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to this primarily nonparticipant-directed investment is as follows (in thousands):

	December 31,
	2015	2014
Investments, at fair value:
Universal American Corp. - company stock fund	$10,056	$12,191

Year ended
December 31,
2015
Change in net assets:
Net depreciation in fair value	$(1,991)
Contributions, net of forfeitures	2,804
Benefits paid to participants	(2,123)
Administrative expenses	(5)
Net transfers to other funds in the Plan	(820)
$(2,135)

NOTE 9 — EXEMPT PARTIES-IN-INTEREST

Certain Plan investments are shares of registered investment companies and collective investment trusts managed by Wells Fargo. In addition, Plan investments include shares of Universal American Corp.’s common stock. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Administrative revenues arise when investment managers return a portion of the investment management fees to Wells Fargo to offset administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. The Plan held undistributed administrative revenue of approximately $40,000 at December 31, 2015.

UNIVERSAL AMERICAN CORP. 401 (K) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

		Description of Investment, Including
		Maturity Date, Rate of Interest,
	Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
(A)	(B)	(C)	(D)	(E)

			(in thousands)
	Registered investment companies
	Amer Cent Eq Growth/Inv	shares, mutual fund	**	$1,396
	Amer.Cen. One Choice Tg Date Port 2020 I	shares, mutual fund	**	6,522
	Amer.Cen. One Choice Tg Date Port 2025 I	shares, mutual fund	**	416
	Amer.Cen. One Choice Tg Date Port 2030 I	shares, mutual fund	**	3,442
	Amer.Cen. One Choice Tg Date Port 2035 I	shares, mutual fund	**	584
	Amer.Cen. One Choice Tg Date Port 2040 I	shares, mutual fund	**	3,033
	Amer.Cen. One Choice Tg Date Port 2045 I	shares, mutual fund	**	315
	Amer.Cen. One Choice Tg Date Port 2050 I	shares, mutual fund	**	748
	Amer.Cen. One Choice Tg Date Port Inc I	shares, mutual fund	**	2,047
	American Funds EuroPacific Growth R4	shares, mutual fund	**	1,050
	American Funds SmllCp R4	shares, mutual fund	**	1,959
	BlackRock Equity Dividend A	shares, mutual fund	**	3,212
	Franklin Microcap Value A	shares, mutual fund	**	2,944
	Janus Balanced (T)	shares, mutual fund	**	1,419
	JHancock Disciplined Value R4	shares, mutual fund	**	204
	JP Morgan Large Cap Growth A	shares, mutual fund	**	5,819
	Loomis Sayles Bond/Institutional	shares, mutual fund	**	1,124
	MFS Global Equity R4	shares, mutual fund	**	171
	Nuveen Real Estate Secs R3	shares, mutual fund	**	1,301
	Oppenheimer Discovery Y	shares, mutual fund	**	829
	PIMCO Total Return Adm	shares, mutual fund	**	2,178
	Prud Jennison Mid-Cap Growth A	shares, mutual fund	**	3,604
	Prudential Jennison Natural Resources A	shares, mutual fund	**	321
	RidgeWorth Mid-Cap Value Equity I	shares, mutual fund	**	1,026
	Vanguard International Value Inv	shares, mutual fund	**	1,645
	Vanguard S&P 500 Index	shares, mutual fund	**	4,857
	Vanguard Small Cap Value Index Inv	shares, mutual fund	**	582
*	Wells Fargo Advantage Government Sec Adm	shares, mutual fund	**	733
	Total registered investment companies

	Employer securities
*	Universal American Corp. - Company Stock Fund	shares of Company common stock	$9,273	10,056

	Collective investement trusts
*	Wells Fargo Stable Return Fund N15	units, collective trust fund	**	8,966
*	WF/ BlackRock RU 2000 Index CIT N35	units, collective trust fund	**	890
*	WF/ BlackRock S&P MC Index CIT N35	units, collective trust fund	**	647

	Notes receivable from participants	Loans receivable from participants maturing at various dates bearing interest from 4.25% to 5.00%	N/A	1,282
		Total		$75,322

*                                         Indicates party-in-interest.

**                                  Cost information not required for participant directed investments.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

IN EXCESS OF 5% OF PLAN ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Gain (Loss) as
	Description of	Total Cost of	Total	Transaction	Cost of Asset	a Result of
Identity of Party	Asset	Purchases	Amount of Sales	Expenses	Sold	Transaction
(in thousands)

Category (iii) — A series of transactions in a security issue aggregating 5% of Plan assets

Wells Fargo	Universal American Corp. - company stock fund	$3,002	$3,109	$—	$2,481	$628

		(99 buys)	(363 Sells)

Note:      Columns (e) and (f) have not been presented as this information is not applicable.

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Corp. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UNIVERSAL AMERICAN CORP.
401(k) SAVINGS PLAN

	By:	/s/ David R. Monroe
David R. Monroe,
Chief Accounting Officer,
Universal American Corp., Plan Administrator

Date:
June 27, 2016